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04016962

[UN]ITED STATES
[SECURITIES AN]D EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 31 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ZPG Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Fischer **(212) 838-7000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Aaron Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ZPG Securities LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Financial and Operations Principal
Title

Notary Public

ROSEMARY G. LOMBARD
Notary Public, State of New York
No. 31-4379196
Qualified in Westchester County
Commission Expires March 25, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ZPG Securities, LLC
(a Limited Liability Company)

December 31, 2003
With Report of Independent Auditors

ZPG Securities, LLC
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
ZPG Securities, LLC

We have audited the accompanying statement of financial condition of ZPG Securities, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ZPG Securities, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 11, 2004

ZPG Securities, LLC
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 162,178
Receivable from broker	2,942,363
Investments owned:	
Marketable, at market value	303,661
Not readily marketable, at fair value	79,374
Investments in affiliated investment companies, at fair value	3,508,524
Other assets	3,199,427
Total assets	$10,195,527
Liabilities and members' equity	
Accounts payable and accrued expenses	$ 81,416
Other liabilities	29,825
	111,241
Members' equity	10,084,286
Total liabilities and members' equity	$10,195,527

See accompanying notes.

ZPG Securities, LLC
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2003

1. General Information and Significant Accounting Policies

Organization and Basis of Presentation

ZPG Securities, LLC (the "Company") is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a majority owned subsidiary of Acorn Partners, a limited partnership (the "Parent").

Investment transactions and related revenues and expenses are recorded in the financial statements on a trade date basis.

Valuation of Investments

Investments owned are stated at market or fair value with related changes in unrealized appreciation or depreciation reflected in net trading losses. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Income Taxes

The financial statements do not include a provision for income taxes on members' income because the Company will be treated as a partnership for income tax purposes and such taxes are the liabilities of the Company's members.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

ZPG Securities, LLC
(a Limited Liability Company)

Notes to Statement of Financial Condition (continued)

1. General Information and Significant Accounting Policies (continued)

Investment in Affiliated Investment Companies

At December 31, 2003, the Company has investments in affiliated investment companies totaling $3,508,524. These affiliated investment companies are invested in various types of securities and financial instruments. Investments in these affiliated investment companies at December 31, 2003 were as follows: Acorn Overseas Securities Co., $1,330,008, ADHCO, LLC, $145,768, and TER I, LLC, $2,032,748. These investments are recorded at fair value. Gain and losses on these investments are included in equity in earnings from investment companies and are net of all allocations and fees to the investment managers. Such financial statements generally value securities and other financial instruments on a mark-to-market basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States involves the use of management estimates. Management believes that these estimates utilized in preparing its financial statements are reasonable and prudent, however, actual results could differ from these estimates.

2. Cash and Cash Equivalents

Cash and cash equivalents consist of $12,178 of cash and $150,000 of commercial paper at December 31, 2003.

3. Related Party Transaction

At December 31, 2003, the Company has a note receivable from Acorn Overseas Limited, an affiliated investment company, amounting to $3,085,785. The note receivable which is interest bearing and payable on demand, is included under other assets in the Statement of Financial Condition.

4. Investments Owned

Investments owned, at market or fair value at December 31, 2003 are:

	Investments Owned
Common and preferred stock	$ 303,661
Not readily marketable	79,374
	$ 383,035

Not readily marketable securities are equity and corporate debt securities.

5. Receivable from Broker

All security transactions of the Company are cleared by a major securities firm, which is primarily based in the New York Metropolitan area. At December 31, 2003, the receivable from broker and investments owned are positions with and amounts due from this broker.

6. Investment Managers

The Company has engaged an investment manager to manage a portion of its assets. At the end of each fiscal year, certain investment managers receive an incentive fee of 20% based upon their earnings.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

7. Net Capital Requirements (continued)

At December 31, 2003, the Company had excess net capital of $3,151,412 after giving effect to a net capital requirement of $100,000.